

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 19, 2010

Novaira Haider
Chief Executive Officer and Treasurer
Resume In Minutes, Inc.
3711B Madison Lane
Falls Church, VA 22041

> **Re: Resume in Minutes**
> **Amendment Number 2 to Form S-1**
> **Filed July 15, 2010**
> **File No. 333-166734**

Dear Ms. Haider:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose whether you intend to voluntarily register your common stock under Section 12(g) of the Securities Exchange Act. If you do not intend to register your stock (or if you are uncertain as to whether you will do so), please indicate whether you intend to continue reporting after your obligations under 15(d) of the Securities Exchange Act cease.

Balance Sheets, page F-2

2. Please revise to delete the multiple numbers (ie. 18,400) listed on the Additional paid-in capital line item.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

3. Please have your auditors revise their consent to delete the reference to interim financial

statements as of and for the period ended March 31, 2010 since such financial statements are not audited and a report was not issued on those financials.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director

cc: Gregg E. Jaclin, Esq.
      Via facsimile: (732) 577-1188